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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.  3)*

ICT Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44929Y 10 1

(CUSIP Number)

Jeffrey C. Moore

Senior Vice President, General Counsel

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

(267) 685-5609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44929Y 10 1	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,280,290
8 SHARED VOTING POWER 5,410,756
9 SOLE DISPOSITIVE POWER 2,122,811
10 SHARED DISPOSITIVE POWER 4,529,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,691,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 44929Y 10 1	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 335,353
8 SHARED VOTING POWER 4,500,000
9 SOLE DISPOSITIVE POWER 335,353
10 SHARED DISPOSITIVE POWER 4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,835,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON* IN

*	Excludes 865,591 shares of Common Stock held by grantor retained annuity trusts over which Donald P. Brennan, the grantor, is precluded from exercising any power, including the power to vote or dispose of such shares. Accordingly, Donald P. Brennan disclaims beneficial ownership of those 865,591 shares of Common Stock.

CUSIP No. 44929Y 10 1	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eileen Brennan Oakley, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,381,556
9 SOLE DISPOSITIVE POWER 881,556
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,381,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 44929Y 10 1	13D	Page 5 of 6

This Amendment No. 3 to the Schedule 13D filed on April 9, 2004 and amended by Amendments No. 1 and 2 filed on November 4, 2004 and February 14, 2005 (as amended, the “Schedule 13D”) supplements the Schedule 13D as set forth below. Capitalized terms used but not defined in this Amendment have the meanings given those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration, Item 4. Purpose of the Transaction and Item 5. Interest in Securities of the Issuer

On February 27, 2006, a total of 273,431 shares of Common Stock of the Issuer were distributed to Donald P. Brennan by grantor retained annuity trusts in satisfaction of annuity payments and expense reimbursement due to Donald Brennan. Donald Brennan, the grantor of each of these grantor retained annuity trusts, is precluded from exercising any power over the shares held by the trusts, including the power to vote or dispose of such shares. Accordingly, Donald Brennan disclaims beneficial ownership of the shares held by the grantor retained annuity trusts.

On February 27, 2006, Donald P. Brennan purchased 41,370 shares of Common Stock of the Issuer from the Brennan Family Trusts in a private purchase. The total purchase price for the shares was $900,004.38. The purchase price was determined by an independent appraiser and reflects the value of the shares to the Brennan Family Trusts taking into account restrictions on the ability of the Trusts to sell or transfer the shares. Donald Brennan entered into the transaction for estate planning purposes and used his personal funds to complete the purchase.

On February 21, 2006, John J. Brennan was issued an incentive award of 6,961 restricted stock units under the Issuer’s 1996 Equity Compensation Plan and delivered 710 of such units back to the Issuer in payment of applicable withholding taxes. The restricted stock units vest in three equal annual installments commencing on February 21, 2006 and are payable in shares of Common Stock upon vesting.

During the period from February 15, 2005 to the date of this Amendment No. 2, an additional 11,429 shares became subject to the Optionholder Voting Agreement as a result of the exercise of options subject to that agreement.

On December 13, 2005, John J. Brennan gifted 2000 shares of Common Stock of the Issuer he owned jointly with his spouse.

The Group Members have beneficial ownership in the aggregate of 8,026,399 shares of Common Stock, representing 62.7% of the 12,795,175 shares of Common Stock outstanding as of February 27, 2006.

John J. Brennan has beneficial ownership in the aggregate of 7,691,046 shares of Common Stock, representing 60 % of the shares of Common Stock outstanding as of February 27, 2006. He has the sole power to dispose of 2,122,811 of such shares owned in his own name or which are subject to options issued in his own name (subject to the Shareholders’ Agreement) and the sole power to vote such shares as well as 157,479 shares held by certain employees of the Issuer that are subject to the Optionholder Voting Agreement. He shares the power to dispose of and vote 4,500,000 shares pursuant to the Voting Trust Agreement and 29,200 shares jointly held with his wife. In addition, he shares the power to vote 881,556 shares pursuant to the Voting Agreement.

CUSIP No. 44929Y 10 1	13D	Page 6 of 6

Donald P. Brennan has beneficial ownership in the aggregate of 4,835,353 shares of Common Stock, representing 37.8 % of the shares of Common Stock outstanding as of February 27, 2006. He has the sole power to dispose of and vote 335,353 of such shares owned in his own name or which are issuable upon the exercise of outstanding options (subject to the Shareholders’ Agreement). He shares power to dispose of and vote 4,500,000 of such shares pursuant to the Voting Trust Agreement.

Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, has beneficial ownership in the aggregate of 5,381,556 shares of Common Stock, representing 42 % of the shares of Common Stock outstanding as of February 27, 2006. In her capacity as Trustee, she has the sole power to dispose of 881,556 of such shares (subject to the Shareholders’ Agreement), which are held by the Brennan Family Trusts, and shares the power to vote 4,500,000 of such shares pursuant to the Voting Trust Agreement and 881,556 shares pursuant to the Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2006	By:	/s/ John J. Brennan
	Name:	John J. Brennan

Date: March 3, 2006	By:	/s/ Donald P. Brennan
	Name:	Donald P. Brennan

Date: March 3, 2006	By:	/s/ Eileen Brennan Oakley
	Name:	Eileen Brennan Oakley, individually and as Trustee of the Brennan Family Trusts